UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

ANGEL ACQUISITION CORP.
(formerly Palomar Enterprises, Inc.)

COMMISSION FILE NO. 000-32829

[] Form 10-K [ ] Form 20-F [ ] Form 11-k [ X ] Form 10-QSB [ ] Form N-SAR
For Period Ended: March 31, 2008
---------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

ANGEL ACQUISITION CORP.
1802 N. CARSON STREET, NO. 212-3018
CARSON CITY, NEVADA 89701

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement required by Rule 12b-25(C) has been attached as applicable.

PART III - NARRATIVE

Our accounting firm has advised they cannot complete their review of our financial statements for the period ended March 31, 2008 prior to the due date of the filing of our quarterly report. As a result, Registrant requests the additional time provided by this late form filing notice to allow our accountants to finalize their review of our statements for the period ended March 31, 2008 to ensure an accurate filing of our quarterly report and associated disclosures.

PART IV - OTHER INFORMATION

(1) Contact Person: Steve Bonenberger, President and CEO, (775) 887-0670

(2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file have been timely filed.

(3) It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

Registrant  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                       Angel Acquisition Forp.
Date: May 15, 2008
                                                                                                      By /s/Steve Bonenberger
                                                                                                      Steve Bonenberger, President, Director and Chief Executive Officer